SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AEye, Inc.

(f/k/a CF Finance Acquisition Corp. III)

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

008183 105

(CUSIP Number)

Howard W. Lutnick
110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008183 105

1	Names of Reporting Person. CF Finance Holdings III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,426,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,426,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,426,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.9%
14	Type of Reporting Person OO

(1)	Includes (a) 500,000 shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”) issued upon separation of private placement units purchased by CF Finance Holdings III, LLC (“CF Finance Holdings III”) in November 2020, (b) 3,426,000 shares of Common Stock that were issued upon conversion of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249367) and (c) 500,000 shares of Common Stock purchased by CF Finance Holdings III in a private placement that consummated simultaneously with the Issuer’s initial business combination in August 2021. Immediately after consummation of the Issuer’s initial business combination, CF Finance Holdings III transferred 2,284,000 shares of Common Stock to Lidar AI Investments, LLC. CF Finance Holdings III is controlled by its sole member, Cantor Fitzgerald, L.P. (“Cantor”), which is controlled by its managing general partner, CF Group Management, Inc. (“CFGM”). CFGM indirectly has the sole voting and dispositive power of the securities held by CF Finance Holdings III. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Cantor, CFGM and Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest it or he may have therein, directly or indirectly.

CUSIP No. 008183 105

1	Names of Reporting Person. Cantor Fitzgerald, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,426,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,426,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,426,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.9%
14	Type of Reporting Person PN

(1)	Includes (a) 500,000 shares of Common Stock issued upon separation of private placement units purchased by CF Finance Holdings III in November 2020, (b) 3,426,000 shares of Common Stock that were issued upon conversion of the Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249367) and (c) 500,000 shares of Common Stock purchased by CF Finance Holdings III in a private placement that consummated simultaneously with the Issuer’s initial business combination in August 2021. Immediately after consummation of the Issuer’s initial business combination, CF Finance Holdings III transferred 2,284,000 shares of Common Stock to Lidar AI Investments, LLC. CF Finance Holdings III is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by CF Finance Holdings III. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Cantor, CFGM and Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest it or he may have therein, directly or indirectly.

CUSIP No. 008183 105

1	Names of Reporting Person. CF Group Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,426,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,426,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,426,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.9%
14	Type of Reporting Person CO

(1)	Includes (a) 500,000 shares of Common Stock issued upon separation of private placement units purchased by CF Finance Holdings III in November 2020, (b) 3,426,000 shares of Common Stock that were issued upon conversion of the Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249367) and (c) 500,000 shares of Common Stock purchased by CF Finance Holdings III in a private placement that consummated simultaneously with the Issuer’s initial business combination in August 2021. Immediately after consummation of the Issuer’s initial business combination, CF Finance Holdings III transferred 2,284,000 shares of Common Stock to Lidar AI Investments, LLC. CF Finance Holdings III is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by CF Finance Holdings III. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Cantor, CFGM and Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest it or he may have therein, directly or indirectly.

CUSIP No. 008183 105

1	Names of Reporting Person. Howard W. Lutnick
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,426,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,426,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,426,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.9%
14	Type of Reporting Person IN

(1)	Includes (a) 500,000 shares of Common Stock issued upon separation of private placement units purchased by CF Finance Holdings III in November 2020, (b) 3,426,000 shares of Common Stock that were issued upon conversion of the Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249367) and (c) 500,000 shares of Common Stock purchased by CF Finance Holdings III in a private placement that consummated simultaneously with the Issuer’s initial business combination in August 2021. Immediately after consummation of the Issuer’s initial business combination, CF Finance Holdings III transferred 2,284,000 shares of Common Stock to Lidar AI Investments, LLC. CF Finance Holdings III is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by CF Finance Holdings III. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Cantor, CFGM and Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest it or he may have therein, directly or indirectly.

SCHEDULE 13D

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 27, 2020 (as amended from time to time, the “Schedule 13D”) by CF Finance Holdings III, LLC, a Delaware limited liability company (“CF Finance Holdings III”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”) and Howard W. Lutnick (collectively, the “Reporting Persons”, relating to their beneficial ownership in AEye, Inc. (formerly known as CF Finance Acquisition Corp. III, the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On August 16, 2021, the Issuer consummated its business combination (the “Business Combination”) with AEye Technologies, Inc. pursuant to that certain Agreement and Plan of Merger, dated as of February 17, 2021, among the Issuer, AEye Technologies, Inc. and Meliora Merger Sub, Inc. as amended on April 30, 2021.

Pursuant to that certain subscription agreement, dated February 17, 2021 (the “Subscription Agreement”), by and between the Issuer and CF Finance Holdings III, CF Finance Holdings III purchased an aggregate of 500,000 shares of Common Stock for an aggregate purchase price of $5,000,000 (or $10.00 per share) in a private placement that consummated simultaneously with the Business Combination.

Pursuant to that certain agreement (the “Transfer Agreement”), dated as of February 17, 2021, by and among the Issuer, CF Finance Holdings III and Lidar AI Investments, LLC, a Delaware limited liability company (“Lidar”), immediately after consummation of the Business Combination, CF Finance Holdings III transferred 2,284,000 shares of Common Stock to Lidar.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 154,404,302 shares of Common Stock outstanding as of August 16, 2021) are as follows:

CF Finance Holdings III
a)		Amount beneficially owned: 4,426,000	Percentage: 2.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	4,426,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,426,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Cantor
a)		Amount beneficially owned: 4,426,000	Percentage: 2.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,426,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,426,000

CFGM
a)		Amount beneficially owned: 4,426,000	Percentage: 2.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,426,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,426,000

Howard W. Lutnick
a)		Amount beneficially owned: 4,426,000	Percentage: 2.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,426,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,426,000

CF Finance Holdings III is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by CF Finance Holdings III. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Cantor, CFGM and Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest it or he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 hereof which information is incorporated herein by reference.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on August 16, 2021. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On February 17, 2021, the Issuer and CF Finance Holdings III entered into the Subscription Agreement, pursuant to which CF Finance Holdings III agreed to purchase an aggregate of 950,000 shares of Common Stock at an aggregate purchase price of $9,500,000 (or $10.00 per share) in a private placement to be consummated simultaneously with the Business Combination. CF Finance Holdings III assigned $4,500,000 of its subscription to an unrelated third party. CF Finance Holdings III is also entitled to certain registration rights as set forth in the Subscription Agreement. The transactions contemplated by the Subscription Agreement closed on August 16, 2021. The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a form of which is filed as Exhibit 10.7 hereto.

On February 17, 2021, the Issuer, CF Finance Holdings III and Lidar entered into the Transfer Agreement. The transactions contemplated by the Transfer Agreement closed on August 16, 2021, pursuant to which CF Finance Holdings III transferred 2,284,000 shares of Common Stock to Lidar. The description of the Transfer Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.6 to Amendment No. 1 to Schedule 13D.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 10.7	Form of Subscription Agreement, dated as of February 17, 2021, by and between the Issuer and CF Finance Holdings III (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 17, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2021	CF FINANCE HOLDINGS III, LLC

	By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Date: August 25, 2021	CANTOR FITZGERALD, L.P.

	By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Date: August 25, 2021	CF GROUP MANAGEMENT, INC.

	By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Date: August 25, 2021		/s/ Howard W. Lutnick
Howard W. Lutnick